Exhibit 99.2

miller and lents, ltd.

MARTIN G. MILLER (1948-1980)
MAX R. LENTS (1948-2001)
KENNETH B. FORD
JAMES C. PEARSON
GREGORY W. ARMES
CHRISTOPHER A. BUTTA
JAMES A. COLE
R. W. FRAZIER
GEORGE SCHAEFER
MICHAEL S. YOUNG
GARY B. KNAPP
WILLIAM P. KOZA
STEVEN D. MILLS
ROBERT J. OBERST
CARL D. RICHARD
GUY M. MILLER
LESLIE A. FALLON
DAVID A. FENTON
STEPHEN M. HAMBURG
GARY W. PRIDDY

INTERNATIONAL OIL AND GAS CONSULTANTS

twenty-seventh floor

1100 louisiana

HOUSTON, TEXAS 77002-5216

TELEPHONE 713 651-9455

telefax 713 654-9914

e-mail: mail@millerandlents.com

January 19, 2005

POGO Producing Company

5 Greenway Plaza, Suite 2700

Houston, Texas 77046-0504

Re:	Reserves and Future Net Revenues
As of December 31, 2004
SEC Price Case

Gentlemen:

At your request, we reviewed the estimates of proved reserves of oil, natural gas liquids, and gas and the future net revenues associated with these reserves that POGO Producing Company, hereinafter POGO, attributes to its net interests in oil and gas properties located in Louisiana, Texas, and Wyoming as of December 31, 2004.  POGO’s estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a) as shown in the Appendix.

Reserves and Future Net Revenues as of December 31, 2004

	Proved
	Developed			Total
	Producing	Nonproducing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate, MBbls.	5,018.7	1,248.7	36.7	6,304.1
Plant Products, MBbls.	316.0	286.3	0.0	602.3
Gas, MMcf	480,256.0	43,114.0	57,561.0	580931.0

Future Net Revenues
Undiscounted, M$	2,267,050.2	255,295.9	196,011.2	2,718,357.3
Discounted @ 10%, M$	1,125,488.6	127,556.1	110,998.5	1,364,043.2

We made independent estimates of 88 percent of the proved reserves estimated by POGO. We ranked and selected, for independent estimates and review, those properties with the largest reserve present value.  Based on our investigations and subject to the limitations described hereinafter, it is our judgment that (1) POGO has an effective system for gathering data and documenting information required to estimate its proved reserves and to project its future net revenues, (2) in making its estimates and projections, POGO used appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry, and (3) the results of those estimates and projections are, in the aggregate, reasonable.

All reserves discussed herein are located within the continental United States.  Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body.  Total gas reserves were obtained by summing the reserves for all the individual properties and are therefore stated herein at a mixed pressure base.

POGO represents that the future net revenues reported herein were computed based on prices being received for oil, natural gas liquids, and gas as of December 31, 2004 and are in accordance with Securities and Exchange Commission Regulation S-X, Rule 4-10(a).  The present value of future net revenues was computed by discounting monthly the future net revenues at 10 percent per annum.  Estimates of future net revenues and the present value of future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

Reserve estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field.  Reserve estimates from volumetric calculations and from analogies are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

In making its projections, POGO estimated well abandonment costs for certain fields, except where salvage values were assumed to offset these expenses.  Future costs, if any, for restoration of producing properties to satisfy environmental standards were not deducted from future revenues as such estimates are beyond the scope of this assignment.  POGO’s estimates include adjustments for gas balancing.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information.  Government policies and market conditions different from those employed in this study may cause the total quantity of oil, natural gas liquids, or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

In conducting these evaluations, we relied upon production histories, accounting and cost data, and other financial, operating, engineering, and geological data supplied by POGO.  To a lesser extent, nonproprietary data existing in the files of Miller and Lents, Ltd., and data obtained from commercial services were used.  We also relied, without independent verification, upon POGO’s representation of its ownership interests, payout balances and reversionary interests, the current prices, and the transportation fees applicable to each property.

Miller and Lents, Ltd. is an independent oil and gas consulting firm.  None of the principals of this firm have any financial interests in POGO or in any of its affiliated companies.  Our fee is not contingent upon the results of our work or report, and we have not performed other services for POGO that would affect our objectivity.

Very truly yours,

MILLER AND LENTS, LTD.

By	/s/ Carl D. Richard
Carl D. Richard
Senior Vice President

CDR/hsd